

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

January 30, 2007

Mail Stop 7010

Via U.S. mail and facsimile

Mr. Albert Knapp, Chief Financial Officer
Ethanex Energy, Inc.
14500 Parallel Road, Suite A
Basehor, KS 66007

Re: Ethanex Energy, Inc.
Registration Statement on Form SB-2
Filed on: January 3, 2007
File No.: 333-139787

Dear Mr. Knapp:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us whether your predecessor was a reporting shell company with no operations before its September 2006 merger with a private company. If so, our view is that both before and after the transaction your promoters or affiliates and their transferees "are" underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our Worm no-action letter, publicly

available January 21, 2000. As appropriate, revise the disclosure throughout the registration statement, including the prospectus' outside front cover page and the selling stockholders and plan of distribution sections, to make clear that:

- Your promoters or affiliates and their transferees "are" underwriters of the securities issued. Language such as "may be deemed to be" an underwriter is unacceptable; and

- Rule 144 is unavailable for resale transactions in this situation.

Prospectus Cover Page

2. Limit the cover page to the information that is required by Item 501 of Regulation S-B and other information that is key to an investment decision. Accordingly, we suggest that the last sentence of the first paragraph and the entire second paragraph be deleted from the prospectus cover page.

3. Delete the last sentence of the sixth paragraph, which states that "the information in this prospectus may only be accurate on the date of this prospectus", as you have an obligation to keep the prospectus current.

Prospectus Summary, page 1

4. Delete the reference to an incomplete summary from your prospectus. If appropriate, state that the summary highlights those aspects of the offering you consider most significant to shareholders or potential investors.

The Offering, page 3

5. Explain, in this discussion and elsewhere in the prospectus, the difference between the 20,000,000 units collectively sold to investors in the private offering and the number of shares of common stock being registered for resale pursuant to this prospectus.

6. Reconcile the 63,987,889 shares of common stock currently outstanding and the 18,500,000 shares issuable upon exercise of warrants with the 82,407,889 shares of common stock to be outstanding after the offering.

Recent Developments, page 1 and Risk Factors, page 3

7. Please provide disclosure here and in the Risk Factor section regarding the amount and timing of funds needed to complete construction of each of the ethanol plants in Missouri and Illinois.

Risk Factors, page 3

8. We note the disclosure on page 32 regarding your plans by 2010. Please provide appropriate risk factor disclosure regarding your business plan for this capacity and seven plants, the amount of funding needed, timing with respect to milestones to complete these projects and your ability to timely meet these milestones.

Our business is likely to be highly sensitive to corn prices…, page 5

9. Please update to discuss the recent increase in corn prices and how it affects your business.

Selling Stockholders, page 16

10. Footnotes 7 and 9 indicate that the Board of Directors has the power to vote and dispose of the shares. Specify whose Board of Directors you are referring to. If the entity is a non-public company, identify the person(s) who exercise voting and/or investment power with respect to the shares shown in the table.

Market for Common Equity and Related Stockholder Matters, page 30

11. Indicate that such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

12. Although you have stated that there is no bid history for your common stock, you should further state in this section that there is no established public trading market for your stock to date and no assurance that a market will develop, if true.

Management's Plan of Operation, page 31

13. We note that your discussion under management's plan of operation includes a general discussion of the ethanol industry as well as your plan of operation appears general as well. Specifically, you disclose that you intend to own and operate ethanol plants and to market both DDGS and ethanol. Further, you disclose your planned capacity by the year 2010. Please expand Management's Plan of Operation to allow your readers to understand your specific plans for the next twelve months. For example, disclose the number of plants or additional joint ventures you plan to invest in over the next twelve months as well as how you plan to obtain the required funding. Refer to Item 303(a) of Regulation S-B.

14. Delete the first paragraph and expand the second paragraph to disclose the date and the reason(s) why the company determined to change its business.

15. In the fourth paragraph, define DDGS, i.e. dried distillers grain with solubles in this section where it is first used instead of on page 35.

16. We note on page 32 that the exclusive study period being conducted by IPT Ethanol, Inc. pursuant to the Letter of Understanding is scheduled to be completed in approximately two week on February 15, 2007. As you have listed options available to you in the event of a favorable decision, discuss the scheduled time for submitting applications for environmental and other permits, acquiring capital and commencement of development and construction of plant. Also, discuss options available to the company in the event the study results are unfavorable.

17. Update the information relating to the letter of intent between the company and SEMO Milling, LLC given the January 30, 2007 deadline date for entering into certain agreements relating to the joint venture. Specify what "certain agreements" refer to and the amount of capital contributions to the joint venture the company is required to make. Further discuss the status of the company's efforts to secure non-recourse third-party debt financing for the joint venture and the status of the construction of the dry corn mill to be co-located with the joint venture's ethanol production facility. Specify which ethanol production facility of the company you are referring to at the bottom of page 32.

Liquidity and Capital Resources, page 33

18. You disclose that future growth and acquisitions will depend on your ability to raise substantial additional funds through equity or debt offerings or both. We note your going concern disclosure on page F-7. Please expand your liquidity discussion to describe how much cash is necessary to fund your operating cash

requirements for the next 12 months, as well as if you intend to raise additional capital in the next twelve months.

19. Also update the company's available cash balance to the most practicable current date.

Business, page 34
Company Overview, page 34

20. We note your disclosure that simultaneous with your merger, you sold your previous business to the previous management. Please disclose the terms and any other relevant information related to this sale.

21. Please disclose the basis for the statements in the third paragraph on page 35. Please provide appropriate risk factor disclosure regarding your ability to meet these milestones.

Property, page 48

22. If material, discuss the company's plans for the lease of its executive offices upon the expiration of the lease in July, 2007.

23. If material, update and discuss the escalation provisions of the South Carolina lease, as these provisions went into effect on December 1, 2006.

Executive Compensation, page 53

24. Disclose any compensation paid or accrued for services rendered in fiscal 2006 or state that there was none.

Certain Relationships and Related Transactions, page 56

25. Discuss the manner in which the $500,000 purchase price of IPT Ethanol, Inc. was determined and any other material terms of the purchase agreement between the company and Mr. Walther.

26. Discuss the business and assets of New Inverness Leaseco, Inc. at the time of sale, how the purchase price was determined, by whom it was determined and any other material terms of the sales agreement.

Plan of Distribution, page 57

27. Please clarify that the selling shareholders who are broker-dealers *are* underwriters.

Financial Statements, page F-1

28. In light of the activity in your stockholders' equity for the three months ended September 30, 2006, please include a statement of stockholders' equity in your interim financial statements. Refer to paragraph 11(d) of SFAS 7.

Note 5 – Property and Equipment, page F-7

29. We note your construction in progress balance increased from zero at June 30, 2006 to $825,494 at September 30, 2006. Your disclosures on page F-5 state that you plan to engage in the business of producing fuel ethanol and that you intend to own and operate ethanol plants suggest that you have not begun constructing ethanol plants. Please disclose in your filing the nature and material components of your construction in progress balance.

Note 6 – Stockholders' Equity, Private Offering, page F-7

30. We note that you offered and sold 20,000,000 units (consisting of one share of class B common stock and a warrant to purchase one share of class B common stock for a period of five years at an exercise price of $1.50 per share. We also note that under the terms of the Registration Rights Agreement, the Company is obligated to file a registration statement relating to the resale of the shares of common stock issued or issuable in connection with the purchase of the unit, including the shares of common stock issuable upon exercise of the warrants. Given the liquidated damages provision set forth in the Registration Rights Agreement, provide for us a detailed analysis of your accounting for your warrants pursuant to EITF 00-19. Expand your disclosures to identify and discuss your accounting.

Note 6 – Stockholders' Equity, Equity Incentive Plan, page F-8

31. Disclose the fair value of the stock options issued and the expense recognized during the period presented.

32. Disclose how you determined the fair value of the nonvested shares granted, to whom they were granted and how and when the related compensation expense will be recognized.

33. Ensure your disclosures with regard to the above two comments clarify what the $1,020,444 stock compensation expense reflected in the statement of cash flows for the three months ended September 30, 2006 relates to.

Note 6 – Stockholders' Equity, Stock Warrants, page F-10

34. It appears that your stock warrants outstanding as of September 30, 2006 should be 18,500,000 rather than 18,500,500. Please advise or revise.

Note 8 – Agreement and Plan of Merger and Reorganization with IPT Ethanol, Inc., page F-11

35. We note your disclosure that IPT Ethanol, Inc. did not have any operations from its date of inception through September 30, 2006. We further note your disclosure that the entire purchase price was allocated to the rights to the letter of understanding which was immediately expensed as it was deemed to not have any fair value. Please revise your disclosures to clarify what you mean by this. Clarify how you determined the $500,000 purchase prices as well as the appropriateness of your purchase price allocation.

36. Provide for us your basis for not providing the Item 310 financial statements for IPT Ethanol, Inc.

Note 9 – Joint Ventures

37. Based on your herein and as presented under the Company Overview section beginning on page 34 it is unclear how you are accounting for your joint ventures and your professional services agreement. In consideration that these investments appear to be growing in significance to your business strategy, provide to us your accounting analysis that shows your compliance with FIN 46R for these three arrangements and add a significant accounting policy that describes your accounting for each of these arrangements, specifically describing the factors considered to reach your conclusions of the accounting treatment.

38. Please disclose the terms of your material joint venture agreements.

39. You indicate on page 36 that your initial contribution to Ethanex Southern is $2,000,000, tangible and intangible assets, goodwill and management expertise. Expand your disclosure to clarify the nature of the assets you must contribute as well as your obligations to provide management expertise.

Note 11 – Commitments and Contingencies, page F-12

40. With reference to your Employment Agreements discussed on page 53, quantify your commitments under these agreements.

Report of Independent Registered Public Accounting Firm, page F-13

41. We note that your independent registered public accountant is licensed in the state of New Jersey while your principal offices are in the state of Kansas. Confirm to us that Bagell, Josephs, Levine & Company, LLC is in compliance with the Kansas state licensing requirements. In the event of noncompliance with Kansas state requirements, you should consider the need for additional disclosure or obtaining audit services from a different practitioner.

Pro Forma Financial Statements, page F-26

42. Please provide pro forma statements of income for the latest fiscal year and interim period in accordance with Item 310(d)(2)(i) of Regulation S-B. Ensure such pro forma information includes the impact of your employment agreements and other material agreements entered into in connection with the merger.

Exhibit 5.1

43. We note that the opinion references 20,000,000 shares of common stock issuable upon exercise of purchase warrants but the cover page and registration fee table reference 18,500,000 shares. Please reconcile.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Accountant at (202) 551-3739 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal